Exhibit 4.28

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The summary set forth below describes the general terms and provisions of the common stock of Ventas, Inc. The following description is only a summary and does not purport to be complete and is subject to and qualified in its entirety by reference to the Amended and Restated Certificate of Incorporation, as amended, of Ventas, Inc. (the “Certificate of Incorporation”) and the Sixth Amended and Restated By-Laws, as amended, of Ventas, Inc. (the “Bylaws”), each of which is incorporated by reference in this Annual Report on Form 10-K. Unless the context requires otherwise, all references to “we”, “us” and “our” refer to Ventas, Inc.

General

    The Certificate of Incorporation authorizes Ventas, Inc. to issue up to 600,000,000 shares of its common stock, par value $0.25 per share (“common stock”), and up to 10,000,000 shares of preferred stock, par value $1.00 per share (“preferred stock”). As of February 7, 2024, 402,461,579 shares of Ventas, Inc. common stock were issued and outstanding and no shares of preferred stock were issued and outstanding. The common stock of Ventas, Inc. is listed on the New York Stock Exchange under the symbol “VTR.”

    All issued and outstanding shares of common stock are duly authorized, fully paid and nonassessable. Subject to the preferential rights of any other shares of capital stock and to certain provisions of the Certificate of Incorporation, holders of shares of Ventas, Inc. common stock are entitled to receive distributions if, as and when authorized and declared by Ventas, Inc.’s Board of Directors (the “Ventas Board”) out of assets legally available therefor and to share ratably in our assets legally available for distribution to stockholders in the event of our liquidation, dissolution or winding-up after payment of, or adequate provision for, all of our known debts and liabilities. We currently expect to continue to make quarterly distributions, and from time to time we may make additional distributions.

    Holders of shares of Ventas, Inc. common stock are entitled to one vote per share on all matters on which the holders of common stock are entitled to vote. Holders of shares of Ventas, Inc. common stock have no conversion, sinking fund, redemption or preemptive rights. Subject to certain provisions of the Certificate of Incorporation, shares of Ventas, Inc. common stock have equal distribution, liquidation and other rights.

Restrictions on Ownership and Transfer

    Ventas, Inc.’s Certificate of Incorporation contains restrictions on the ownership and transfer of its common stock to enable Ventas, Inc. to preserve its status as a real estate investment trust. Ventas Inc.’s Certificate of Incorporation provides certain specified remedies if a transfer would violate one of the ownership limitations. In particular, if a person acquires beneficial or constructive ownership in excess of the ownership limit (currently, 9.0% in number or value, of the outstanding shares of Ventas, Inc. common stock) or in violation of certain other limitations set forth in the Certificate of Incorporation, then the shares that are beneficially or constructively owned in excess of the relevant limitation are considered to be “excess shares.” Excess shares are automatically deemed transferred to a trust for the benefit of a charitable institution or other qualifying organization selected by the Ventas Board. The trust is entitled to all dividends with respect to the excess shares and the trustee may exercise all voting power over the excess shares. Ventas, Inc. has the right to buy the excess shares for a purchase price equal to the lesser of (1) the price per share in the transaction that created the excess shares, or (2) the market price on the date Ventas, Inc. buys the shares, and Ventas, Inc. may defer payment of the purchase price for up to five years. If Ventas, Inc. does not purchase the excess shares, the trustee of the trust is required to transfer the excess shares at the direction of the Ventas Board. The owner of the excess shares is entitled to receive the lesser of the proceeds from the sale of the excess shares or the original purchase price for such excess shares, and any additional amounts are payable to the beneficiary of the trust. Ventas Inc.’s Certificate of Incorporation also provides that a transfer of shares of common stock that would otherwise result in ownership, under the applicable attribution rules of the Internal Revenue Code of 1986, as amended (the "Code"), of shares in excess of the ownership limit, would cause Ventas, Inc.’s shares to be beneficially owned by fewer than 100 persons, or would result in Ventas, Inc. being “closely held” (within the meaning of Section 856(h) of the Code), will be void and the purported transferee will acquire no rights in the shares.

    Under Ventas, Inc.’s Certificate of Incorporation, the Ventas Board may, in its sole and absolute discretion, exempt a person from the 9.0% ownership limit applicable to common stock, if such stockholder provides information and makes representations to the Ventas Board that are satisfactory to the Ventas Board, in its sole and absolute discretion, to establish that such person’s ownership in excess of the ownership limit would not jeopardize Ventas, Inc.’s qualification as a REIT. Any such waiver is and would be conditioned on the person’s ownership not violating the other ownership limitations or otherwise creating the possibility of REIT qualification concerns for Ventas, Inc. and its subsidiaries. The Ventas Board may require an opinion of counsel or an Internal Revenue Service ruling satisfactory to the Ventas Board and may impose such other conditions or restrictions as it deems appropriate prior to granting any waiver to the 9.0% limit.

    These restrictions on the ownership and transfer of our common stock could delay, defer or prevent a transaction or a change of control that might involve a premium price for our common stock or might otherwise be in the best interests of our stockholders.

Certain Anti-Takeover Provisions in the Certificate of Incorporation and Bylaws

Some of the provisions in the Certificate of Incorporation and Bylaws, in addition to the matters discussed above under “—Restrictions on Ownership and Transfer,” could make it more difficult for a third party to acquire, or may discourage a third party from acquiring, control of us. These provisions include, among others:

•Provisions in the Certificate of Incorporation and Bylaws permitting the Ventas Board to make, amend or repeal the Certificate of Incorporation and Bylaws;
•Provisions in the Certificate of Incorporation permitting the Ventas Board to issue preferred stock in series and to fix the rights and preferences of the series, including, among other things, whether and to what extent the shares of any series will have voting rights and the extent of the preferences of the shares of any series with respect to dividends and other matters;
•A provision in the Bylaws granting only to the Ventas Board or the Chairman of the Ventas Board the right to call special meetings of stockholders;
•Provisions in the Certificate of Incorporation and Bylaws allowing the Ventas Board to fill vacancies on the Board;
•A provision in the Bylaws requiring advance notice for our stockholders to nominate candidates for election to the Ventas Board or to propose business to be considered by our stockholders at a meeting of our stockholders;
•A provision in the Certificate of Incorporation requiring that excess shares are automatically deemed transferred to a trust for the benefit of a charitable institution or other qualifying organization selected by the Ventas Board.

In addition, we are subject to the provisions of Section 203 of the Delaware General Corporation Law (“DGCL”). Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the person became an interested stockholder, unless the business combination or the transaction in which the stockholder became an interested stockholder is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within the prior three years owned, between 15% and 85% of the corporation’s voting stock.